

07002436

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

K9
3/9

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31508 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONEY MANAGEMENT ADVISORY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 WEST STREET ROAD
(No. and Street)

FEASTERVILLE (City) PA (State) 19053-7817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDGAR D. MOCK, III (215) 322-7670
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE RANDOLPH, LLC
(Name – *if individual, state last, first, middle name*)

3701 CORPORATE PARKWAY, SUITE 210 (Address) CENTER VALLEY (City), PA (State) 18034 (Zip Code)

MAIL RECEIVED
FEB 2 7 2007
WASH, D.C. 185 SECTION

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, EDGAR D. MOCK, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONEY MANAGEMENT ADVISORY, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public 2/26/07

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Susan Leomporra, Notary Public
Lower Southampton Twp., Bucks County
My Commission Expires Nov. 8, 2007
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ OPERATIONS
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Money Management Advisory, Inc.

---

## Financial Statements
## For the Year Ended
## December 31, 2006
## &
## Independent Auditors' Report
## &
## Additional Information
## &
## Internal Control Report


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
185
SECTION

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | 2 |
| Financial Statements: | |
| Statement Of Financial Condition | 3 |
| Statement Of Operations | 4 |
| Statement Of Changes In Stockholders' Equity | 5 |
| Statement Of Cash Flows | 6 |
| Notes To Financial Statements | 7 |
| Additional Information, | |
| Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission | 11 |
| Internal Control Report, | |
| Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5 For A Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3 | 12 |

PARENTE RANDOLPH

*The Power of Ideas*

## INDEPENDENT AUDITORS' REPORT

Stockholders of
Money Management Advisory, Inc.:

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Center Valley, Pennsylvania
February 19, 2007

**MONEY MANAGEMENT ADVISORY, INC.**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

| | |
|---|---|
| CASH | $ 48,594 |
| COMMISSIONS RECEIVABLE | 36,773 |
| OTHER RECEIVABLES | 7,190 |
| PREPAID EXPENSES | 11,374 |
| PROPERTY AND EQUIPMENT, NET | 8,456 |
| TOTAL | $ 112,387 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| COMMISSIONS PAYABLE | $ 14,670 |
| ACCOUNTS PAYABLE | 9,047 |
| OTHER LIABILITIES | 4,658 |
| Total liabilities | 28,375 |
| STOCKHOLDERS' EQUITY | 84,012 |
| TOTAL | $ 112,387 |

See Notes to Financial Statements

**MONEY MANAGEMENT ADVISORY, INC.**

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| REVENUES, | |
| Commissions | $726,883 |
| Total revenues | 726,883 |
| EXPENSES: | |
| Commissions | 355,668 |
| Salaries - office | 80,918 |
| Rent | 48,000 |
| Insurance | 43,971 |
| Legal and accounting | 20,739 |
| Auto | 17,798 |
| Computer | 16,483 |
| Office | 15,545 |
| Travel and entertainment | 15,132 |
| Utilities | 14,890 |
| Postage | 13,214 |
| Advertising | 11,928 |
| Telephone | 11,662 |
| Maintenance and repairs | 10,482 |
| Asset protection | 10,200 |
| Taxes - other | 9,661 |
| Licenses and fees | 9,510 |
| Printing | 7,620 |
| Taxes - payroll | 7,562 |
| Professional fees | 6,533 |
| Education | 6,012 |
| Equipment rental | 5,024 |
| Dues and supscriptions | 3,917 |
| Depreciation | 3,607 |
| Bank Charges | 479 |
| Due dilligence | 292 |
| Total expenses | 746,847 |
| NET LOSS | $ (19,964) |

See Notes to Financial Statements

## MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

| | COMMON STOCK | | | |
|---|---|---|---|---|
| | SHARES (a) | AMOUNT | RETAINED EARNINGS | TOTAL |
| BALANCES, DECEMBER 31, 2005 | 2,000 | $ 15,100 | $ 95,737 | $ 110,837 |
| NET LOSS | | - | (19,964) | (19,964) |
| DISTRIBUTIONS | | - | (6,861) | (6,861) |
| BALANCES, DECEMBER 31, 2006 | 2,000 | $ 15,100 | $ 68,912 | $ 84,012 |

(a) Authorized 2,000 shares, no par value.

See Notes to Financial Statements

**MONEY MANAGEMENT ADVISORY, INC.**

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $(19,964) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Depreciation | 16,483 |
| Changes in assets and liabilities: | |
| Commissions receivable | 57,055 |
| Other receivables | 523 |
| Prepaid expenses | (1,549) |
| Other assets | 5,000 |
| Commissions payable | (11,279) |
| Accounts payable | (2,963) |
| Other liabilities | 1,541 |
| Total adjustments | 64,811 |
| Net cash provided by operating activities | 44,847 |
| CASH FLOWS USED IN FINANCING ACTIVITIES, | |
| Distributions to stockholders | (6,861) |
| NET INCREASE IN CASH | 37,986 |
| CASH, BEGINNING | 23,484 |
| CASH, ENDING | $ 61,470 |

See Notes to Financial Statements

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

Money Management Advisory, Inc. (the "Company") operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and various states. The Company also sells life insurance policies and annuities to individuals primarily in the eastern United States.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

### COMMISSIONS RECEIVABLE

Commissions receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon periodic review of individual accounts. Commissions receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

### COMMISSION INCOME AND EXPENSES

Commission income and expenses on securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

### ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expense was $11,928.

### INCOME TAXES

The Company and its stockholders elected to be taxed as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been recorded for federal and state income taxes; as such liabilities are personal liabilities of the Company's stockholders.

## 2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| DESCRIPTION | COST | LESS ACCUMULATED DEPRECIATION | NET |
|---|---|---|---|
| Building improvements | $17,546 | $13,581 | $ 3,965 |
| Equipment | 19,364 | 17,034 | 2,330 |
| Furniture and fixtures | 13,466 | 11,305 | 2,161 |
| Vehicles | 21,500 | 21,500 | - |
| Total | $54,330 | $63,420 | $8,456 |

## 3. COMMISSIONS RECEIVABLE

The Company utilizes the services of mutual fund companies to execute securities transactions for the Company's customers. The Company is paid commissions by the mutual fund companies for all transactions executed on behalf of the Company's customers. The Company has commissions receivable from the mutual fund companies of $36,773.

## 4. OPERATING LEASES

The Company has various lease agreements for office equipment, with terms from two to four years. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following:

| YEAR ENDING DECEMBER 31: | |
|---|---|
| 2007 | $3,141 |
| 2008 | 1,681 |
| 2009 | 420 |
| Total minimum lease payments | $5,242 |

Lease expense was $5,024.

## 5. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a stockholder. The lease expires on June 30, 2009. The minimum annual rentals are as follows:

| YEAR ENDING DECEMBER 31 | |
|---|---|
| 2007 | $ 48,000 |
| 2008 | 48,000 |
| 2009 | 24,000 |
| Total | $120,000 |

Rent can be increased based on the consumer price index at the discretion of the lessor. Rent expense was $48,000.

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $43,560, which was $38,560 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.651 to 1 at December 31, 2006.

## 7. PENSION PLAN

The Company sponsors a simplified employee pension plan covering substantially all of its employees. Participants are permitted, to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute a percentage of the participant's salary. The Company did not contribute to the plan during 2006.

## 8. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

## 9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be subject to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company maintains substantially all of its cash balance with a local financial institution. The Federal Deposit Insurance Corporation insures the cash balance to $100,000.

**MONEY MANAGEMENT ADVISORY, INC.**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL | $ 84,012 |
| DEDUCTIONS AND/OR CHARGES: | |
| Nonallowable assets: | |
| Commissions receivable | 15,550 |
| Other receivables | 5,072 |
| Prepaid expenses | 11,374 |
| Property and equipment | 8,456 |
| Total nonallowable assets | 40,452 |
| NET CAPITAL | $ 43,560 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES: | |
| Commissions payable | $ 14,670 |
| Accounts payable | 9,047 |
| Other liabilities | 4,658 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 28,375 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| REGULATORY MINIMUM | $ 5,000 |
| CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS | $ 1,893 |
| REQUIRED CAPITAL | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 38,560 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.651 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006: | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 45,601 |
| Net audit adjustments | (2,041) |
| NET CAPITAL, PER ABOVE | $ 43,560 |

See Notes to Financial Statements

PARENTERANDOLPH

*The Power of Ideas*

# INDEPENDENT AUDITORS' REPORT
# ON INTERNAL CONTROL
# REQUIRED BY SEC RULE 17a-5
# FOR A BROKER-DEALER CLAIMING AN EXEMPTION
# FROM SEC RULE 15c3-3

Stockholders of
Money Management Advisory, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Money Management Advisory, Inc. (the "Company"), as of December 31, 2006, and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Money Management Advisory, Inc. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 19, 2007. These material weaknesses are that management is unable to prepare a complete set of financial statements in accordance with generally accepted accounting principles and that the adjusting journal entries proposed during our audit were more than inconsequential to the financial statements. There is no corrective action planned at this time because of the cost involved in hiring personnel who would be qualified to perform these tasks.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Center Valley, Pennsylvania
February 19, 2007


END